Exhibit 99.4

Team,

As you are aware, we recently entered into a definitive merger agreement with Synchronoss Technologies, Inc. pursuant to which Synchronoss will acquire Intralinks Holdings, Inc. The closing of this transaction is subject to the receipt of regulatory approval and satisfaction of other required conditions and activities, including the completion of a tender offer and a merger.

As this transaction is not anticipated to close until Q1 2017, we are asking everyone at Intralinks to be sensitive when communicating information about this transaction publicly, including when publishing this news on your social media feeds. As always, it is important we only reiterate facts and publicly available information, all of which can be found in the press release that was issued announcing this transaction earlier today, a copy of which you can find here. Please do not add any personal interpretation of the facts or guesses about future aspects of the combined company and please do not share any internal Intralinks communications or documents.

I also wanted to take this opportunity to remind you to ensure that your communications about this transaction and any other company business are in compliance with the confidentiality agreement between you and the company, as well as the company’s Code of Business Conduct, Social Media Policy, Social Media Business Use Guidelines, Corporate Communications Policy and other policies that bear on communications. You can find copies of all of these policies on the intranet.

If you want to share this news on social media, please feel free to use the following, which the marketing team has drafted for you to use:

Twitter:
.@Syncrhonoss to acquire @Intralinks, transforming each company’s enterprise market opportunity #MnA http://bit.ly/2g5Mko8

LinkedIn:
Today we announced that we have entered into a definitive agreement with Synchronoss Technologies, under which Synchronoss will acquire Intralinks. We’re excited about the opportunities this presents both companies. Read more here: http://bit.ly/2g5HIOR

If you have any questions on any of this, please reach out to Jolie Siegel, SVP, Deputy General Counsel, at (617) 574-5415 or jsiegel@intralinks.com or me at (617) 574-5456 or ssemel@intralinks.com.

Thank you for your co-operation.

Scott
EVP, General Counsel and Secretary

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS
The tender offer for the outstanding common stock of IntraLinks Holdings, Inc. (the “Company”) has not yet commenced. This employee communication is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made only pursuant to an offer to purchase and related materials that Synchronoss Technologies, Inc. (“Synchronoss”) and GL Merger Sub, Inc. (“Merger Sub”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”).  If the tender offer is commenced, Synchronoss and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to Company stockholders when available, and may also be obtained by contacting the Company’s Investor Relations Department at 150 E. 42nd Street, 8th Floor, New York, NY 10017, (617) 607-3957 or dridlon@intralinks.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.